April 6, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp.
Registration Statement on Form S-3, as amended (Registration No. 333-179970)

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cinedigm Digital Cinema Corp., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3, as amended (Registration No. 333-179970) be accelerated so that it will become effective at 4:30 p.m. (eastern time), on April 9, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CINEDIGM DIGITAL CINEMA CORP.
By:	/s/Gary S. Loffredo
Gary S. Loffredo President Digital Cinema, General Counsel and Secretary